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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

                                 SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          CENTURY PROPERTIES FUND XIX
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                           (Name of Subject Company)

                          CENTURY PROPERTIES FUND XIX
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                      (Names of Persons Filing Statement)

                           LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                     (CUSIP Number of Class of Securities)

                                 MARTHA L. LONG
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                55 BEATTIE PLACE
                                 P.O. BOX 1089
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1000
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                      and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                         Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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                                 SCHEDULE 14D-9

     This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest (the "Units") of Century Properties Fund XIX, a California limited partnership (the "Partnership"), at a price of $261.28 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated February 16, 2005, and in the related Letter of Transmittal, as each may be amended and supplemented from time to time (collectively, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1.  SUBJECT COMPANY INFORMATION.

     (a) The information set forth under "THE OFFER -- Section 15. Certain Information Concerning Your Partnership" in the Offer to Purchase is incorporated herein by reference. The Partnership's principal executive office is located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (b) This Schedule 14D-9 relates to the units of limited partnership interest of Century Properties Fund XIX, of which 89,292 units were issued and outstanding as of September 30, 2004.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Schedule 14D-9 is being filed by Century Properties Fund XIX, a California limited partnership (the "Partnership"), of which the sole general partner is Fox Partners II. The Partnership's principal executive office is located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

     (d) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER --
Section 10. Information Concerning Us and Certain of Our Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (d) The information set forth under "THE OFFER -- Section 13. Conflicts of Interest and Transactions with Affiliates" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

     (a) and (b) The information set forth under "THE OFFER -- Section 12. Position of the General Partner of Your Partnership With Respect to the Offer" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

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ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not Applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) Not applicable.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (d) Not Applicable.

ITEM 8.  ADDITIONAL INFORMATION.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9.  EXHIBITS.

(a)(1) Offer to Purchase dated February 16, 2005 (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed February 16, 2005, relating to the Offer).
(a)(2) Letter of Transmittal and related Instructions (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed February 16, 2005, relating to the Offer).
(a)(3)   Letter from AIMCO OP to the Limited Partners of Century
         Properties Fund XIX (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed February
         16, 2005, relating to the Offer).
(e)      Not applicable.
(g)      None.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTURY PROPERTIES FUND XIX

                                          By: Fox Partners II,
                                              General Partner

                                          By: Fox Capital Management
                                              Corporation,
                                              Managing General Partner

                                          By:      /s/ MARTHA L. LONG
                                            ------------------------------------
                                              Martha L. Long
                                              Senior Vice President

Dated: February 16, 2005

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